Exhibit 10.1

[***] Certain confidential information has been omitted because (i) the Company treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

AMENDED AND RESTATED SERVICES AND PARTNERSHIP AGREEMENT

THIS AMENDED AND RESTATED SERVICES AND PARTNERSHIP AGREEMENT (“Agreement”) is effective as of May 13, 2025 (“Effective Date”) and is made between Shopify Inc., with an address at 151 O’Connor Street, Ottawa, Ontario, Canada, K2P 2L8, with registered tax number 847871746, and Shopify International Limited, with an address at 2nd Floor Victoria Buildings 1-2 Haddington Road, Dublin 4, D04 XN32, Ireland, Shopify Singapore Commerce Pte Ltd. (collectively referred to as “Shopify”) and Global-e Online Ltd, with a business address at 9 Ha-Psagot St., Petah Tikva, Israel (“GLBE”). Shopify and GLBE are referred to individually as a “Party”, and collectively as the “Parties.” For the purposes of this Agreement, except as otherwise specified, references to either Party shall be deemed to be references also to such Party’s Affiliates (as defined below) and shall bind such Affiliates.

WHEREAS GLBE and Shopify have established a partnership to make certain GLBE services, where GLBE is acting as merchant of record, available to select Shopify merchants;

WHEREAS the Parties have further established a partnership whereby GLBE provides the GLBE Offerings (as defined below) for Shopify’s merchants as further described herein, including the ability for the merchants to sell their goods to GLBE for sale by GLBE to customers;

WHEREAS to effectuate such relationship the Parties shall conduct an integration of their platforms and APIs to facilitate and support the merchant transactions solutions;

WHEREAS the Parties agree that this Agreement will amend, replace, and supersede the provisions of the Services and Partnership Agreement by and between the Parties dated April 12, 2021 (“3P Agreement”), and the Amended & Restated Master Services Agreement by and between Shopify, GLBE and Flow Commerce Inc., a GLBE Affiliate, dated January 4, 2022, including all subsequent amendments, (collectively, the “1P Agreement”). The 3P Agreement and the 1P Agreement will be collectively referred to as the “Prior Agreements”;

WHEREAS, the Parties hereby agree that as of the Effective Date, the Prior Agreements shall have no further force or effect; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, GLBE and Shopify agree as follows:

1.	Definitions.

“Affiliate” means any entity that directly or indirectly controls, is controlled by or is under common control with a Party.

“Applicable Data Protection Legislation” means the Canadian Personal Information Protection and Electronic Documents Act (“PIPEDA”), the European Union Regulation 2016/679 (the “General Data Protection Regulation” or “GDPR”), the United Kingdom Data Protection Act of 2018 and the European Union Regulation 2016/679 as applicable by virtue of Section 3 of the European Union (Withdrawal) Act 2018 and as amended by Schedule 1 to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419) (the “UK GDPR”), or California Civil Code Section 1798.100-1798.199 (the “California Consumer Privacy Act of 2018” or “CCPA”), as applicable, and any legislation and/or regulation implementing or made pursuant to any of the foregoing, or which amends or replaces any of the foregoing.

“Applicable Law” means all federal, state, and local laws and regulations, directives and any other relevant authorities, guidance and requirements applicable to the Parties’ performance under this Agreement, including, but not limited to, as may be applicable, securities laws and regulations, privacy and data protection laws and regulations, anti-money laundering (“AML”), Office of Foreign Assets Control (“OFAC”), and applicable anti-bribery and anti-corruption laws including the Foreign Corrupt Practices Act.

“Confidential Information” will include, but will not be limited to, any and all information associated with a Party’s business, finances, technologies, suppliers, partners, merchants and customers, including business information, marketing plans, technical processes and formulas, including data flows, product processes and security features, software, customer lists, prospective customer lists, names, addresses and other information regarding customers and prospective customers, prospective acquirers, product designs, sales, costs (including any relevant processing fees), price lists and pricing policies, financial and tax information, contracts and contractual relationships, business plans, methods and practices, marketing plans, methods, practices and data, the terms, conditions and subject matter of this Agreement (including any schedule hereto, but not the existence of this Agreement) and any other confidential and proprietary information, whether or not marked as confidential or proprietary.

“Covered Chargebacks” means chargebacks other than those chargebacks (i) related to fraud otherwise known as “friendly fraud” where the perpetrator uses his or her own account and personally benefits or is complicit in the fraud (e.g. chargeback filed for transaction not authorized, when order is delivered to verifiable address of card holder); or (ii) directly resulting from merchant activity or inactivity (e.g., order not fulfilled by Merchant; refund not processed by Merchant; or item received different than as described on website).

“Customer Order” means an order utilizing one or more GLBE Offerings for Products on the Shopify Service.

“Cross-Border Sales” means sales of Products by Merchants utilizing the Shopify Service where the origination country (i.e., where the Product is located at the time of sale) and the location of any of: the customer, the ‘ship to’ address, or the ‘bill to’ address is outside of the origination country.

“Data Controller” and “Data Processor” shall have the meaning set out in the European Union Regulation 2016/679 (the “GDPR”) (but shall apply regardless of jurisdiction).

“Designated Affiliate” means a GLBE Affiliate that is designated by GLBE as the provider of a GLBE Offering, generally anticipated to be the GLBE Affiliate located in the origination country (e.g., Global-e Canada e-commerce Ltd., when the goods originate in Canada, Global-e NL B.V., when the goods originate in the EU).

“FTA Supported Rates” means the rates available to merchants that qualify for following: USMCA trade agreement, EU Registered Exporter System use, EU-UK TCA, and such other rates that may become available under free trade agreements that GLBE agrees to support and no less comprehensive than services GLBE offers via GLBE 3P Services.

“GLBE Merchant Service Terms” means the terms and conditions required for a Merchant to receive the GLBE 1P Offering, as such offering is further described in Sections 2.1 and 9.1.

“GLBE Offerings” means the GLBE 1P Offering and the GLBE 3P Services. “GLBE 1P Offering” has the meaning set forth in Section 2.

“GLBE 3P Services” means localization and merchant of record services, including merchant onboarding services, localized welcome messaging for international buyers, local currency pricing local acquiring, local payment methods, duty and tax calculation, shipping and returns, buyer-facing customer service, import and export compliance services, and other associated compliance services to enable international and domestic direct-to-consumer sales.

“GLBE Payment Services” means GLBE’s own integrated payment acquiring capability through its contracted payment services providers. For clarity, Shopify Payments to which GLBE 1P Offering is integrated will not be considered a GLBE Payment Service.

“Intellectual Property” means all copyrights, patents, patent disclosures and inventions (whether patentable or not), trademarks, service marks, trade secrets, know-how and other confidential information, trade dress, trade names, logos, corporate names and domain names, together with all of the goodwill associated therewith, derivative works and all other rights related thereto.

“International Territories” means those countries other than the country where the distribution center for the applicable Product is located; provided, that International Territories shall not include any territory where GLBE or Shopify are not permitted to conduct business based on governmental restrictions (e.g., North Korea).

“Logistics Providers” means those third parties that provide shipping services and are integrated with GLBE or integrated with Shopify. With respect to shipping service providers directly integrated with Shopify, Shopify will ensure that such providers provide GLBE all relevant carrier data such as export documentation and exporter declarations, product restrictions by destination market, Carrier Tracking Number for parcels and such other documents or information the parties reasonably believe should be available to GLBE in that regard.

“Materials” means any content, information, materials and items provided or made accessible by a Party pursuant to this Agreement, including APIs, links, text, images, trademarks, logos, audio, video and other copyright works, and software, tools, technologies and other functional items, and any other intellectual property in whatever format. Shopify Materials and GLBE Materials shall be construed accordingly.

“Merchant” means any merchant user of the Shopify Service who utilizes any or all of the GLBE Offerings for the sales of Products, including (pursuant to the terms of this Agreement) sales to GLBE.

[***]

“MoR Customer Orders” means each Customer Order for which GLBE (or its designated Affiliate) is the merchant of record (as further described in Section 2.2 below).

“Payment Options” means the payment methods GLBE makes available to customers for MoR Customer Orders.

         “Personal Data” shall have the meaning ascribed to it in Applicable Data Protection Legislation.

          “Plus Plan” means Shopify merchants classified by Shopify as “Plus” and “Enterprise” and any equivalent or higher classification.

“Products” means physical goods (including bundles and subscriptions) sold by Merchants on the Shopify Service, each of which shall have a unique SKU (stock-keeping unit) number.

“Product Information” includes, but is not limited to, Product related attributes, such as characteristics, constituent, end use, special feature, item type, materials, composition, construction, gender or stage of life, and country of origin.

“Security Event” means the unauthorized acquisition of or access to any confidential or Personal Data that has been provided by or made available on, or through the Shopify platform or the API, including due to access or use by an unauthorized person or due to unauthorized use.

“Settlement Currencies” means those currencies for which GLBE and Shopify agree to support to settle to Merchants that the Merchants have selected as its base currency for its Product catalogue. The initial Settlement Currencies are [***], and additional currencies shall be added by mutual agreement (email to suffice).

“Shopify API Terms” means the Shopify API License and Terms of use, as amended from time to time, available at https://www.shopify.com/legal/api-terms.

“Shopify Partner Offering” has the meaning set forth in Section 3.

“Standard Plan” means Shopify merchant pricing plans that include “Starter, Basic, Standard, Shopify, Advanced tiers and equivalent unpublished pricing plans below Plus Plan as defined above. Standard Plan shall also include any future plan offered by Shopify below Plus Plan.

“Shopify Service” means the Shopify hosted e-commerce platform available via www.shopify.com (or successor or related URL) and any associated websites, products or services offered by Shopify.

“Shopify Partner Terms” means the Shopify Partner Program Agreement, as amended from time to time, available at https://www.shopify.ca/partners/terms.

“Standard Rate” means the rate used for most physical consumer goods, solely at the country level (other than for Canada, which shall include the provincial level), and excluding any special, exempt (or zero- rated), exempt with credit, exempt without credit, effective tax, flat rate, full exemption, GCC common VAT rates, partial exemption, reduced (or lower rate), increased, increased standard, industrial tax, intermediary, tax levy, municipal, luxury consumption rate, sales tax holiday, service related tax, special luxury goods, special sales tax, special zone, commercial zone, special B2B (business-to-business), special provincial, supplementary tax, table tax rate, tariff rate, tourism goods and services tax.

“Tax Calculator” means GLBE’s software that provides the ability to compute the amount of tax due (also known as, depending on the jurisdiction, sales tax, VAT, GST, PST or similar type of indirect tax) and duty amount for sale of Products to consumers from a single jurisdiction to a single jurisdiction, based upon the Tax Inputs received and the duty rate (Standard Rate or FTA Supported Rates, as applicable, only and no less comprehensive than tax calculations GLBE offers via GLBE 3P Services).

“Tax Inputs” means such inputs, including but not limited to, tax rate (Standard Rate only), origination country, destination country, customer location, Product type, shipping cost and insurance cost, if applicable. For each tax calculation for each Customer Order, Tax Inputs shall also include transaction data at the line- item level (including all discounts, promo codes applied, etc.).

[***]

2.          GLBE 1P Offering. GLBE shall provide the following offerings for the Shopify native solution (the “GLBE 1P Offering”), in accordance with the terms and conditions of this Agreement:

2.1          The GLBE 1P Offering shall comprise of the features and offerings as further defined in Exhibit A and the following:

(a)          The ability for Shopify to make the GLBE 1P Offering available to merchants as described in this Agreement as part of the Shopify Service for Cross-Border Sales;

(b)          The ability of Merchants to utilize the GLBE 1P Offering through a natively integrated solution in the Shopify Service via APIs and collaborative integration support, as further described in Section [6], and to provide the APIs and the rights necessary to utilize the APIs to offer the GLBE 1P Offering and support the integration;

(c)           International shipping offering via Logistics Providers for Customer Orders;

(d)          rates for tax and duty and de minimis duty and tax thresholds or necessary inputs for the Tax Calculator

(e)          The estimated tax and duty amount to be displayed (as further described in Section 11.5) for Customer Orders; and

(f)          Harmonization code (HS Code) recommendation offering for Products based on the Product Information provided for Customer Orders.

2.2          GLBE shall provide the GLBE 1P Offering in accordance with the Service Levels set forth on Exhibit G and Exhibit H.

2.3          Shopify shall make available the following GLBE 1P Offering to select Shopify Merchants in accordance with the obligations under Section 6.1:

(a)          Cross-border offering for sales to consumers whereby GLBE (or its Designated Affiliate) will purchase the Merchant’s Product(s) that the customer has selected from the Merchant and promptly sell the same to the customer for the same price (e.g., at full price, or with discount that the Merchant provides for such purchase) such that GLBE is the merchant of record (it being understood that GLBE shall provide Shopify with advance written notice via e-mail of the names of its Designated Affiliates that will be the buyer and seller of the goods);

(b)         Multiple Settlement Currencies for MoR Customer Orders;

(c)         International shipping offering via Logistics Providers for MoR Customer Orders;

(d)          Fraud solution for MoR Customer Orders for Merchants using GLBE’s Payment Services;

(e)          The estimated tax and duty amount to be displayed at checkout (as further described in Section 9.7) for MoR Customer Orders;

(f)          Harmonization code classification service (HS Code) as further described under Exhibit A;

(g)          For Merchants using GLBE’s Payment Services, Local Payment Options offering for customers based on the jurisdiction of the customer solely for MoR Customer Orders through GLBE’s payment provider(s); and

(h)          Tracking information, made available to Shopify via the APIs, where GLBE’s integrated shipping carriers are used.

3.        Shopify’s Offering. Shopify shall provide the following to GLBE (the “Shopify Partner Offering”), in accordance with the terms and conditions of this Agreement:

3.1          in its sole discretion, make the GLBE 1P Offerings available in Shopify’s admin portal such that the GLBE 1P Offering is available to select Merchants;

3.2          the APIs and the rights and licenses necessary to utilize the APIs to perform the GLBE 1P Offerings and support the integration; and

3.3          during the Term, Shopify will grant GLBE with permissions and API access to integrate into the Shopify platform as a third-party provider allowing Merchants access to GLBE 3P Services. Shopify, may, at its sole discretion, or based on Merchants’ needs, refer its clients to use the GLBE 3P Services, provided however, that in no event will Shopify be required to refer any Merchants to GLBE.

4.	Exclusivity; Feature Exclusivity

4.1          GLBE 1P Offering. During the Term and contingent upon Global-e’s continued compliance with terms of this Agreement pertaining to the GLBE 1P Offering obligations, the GLBE 1P Offering will be the exclusive direct-to-consumer merchant of record solution for Cross-Border Sales of Products in an end-to- end solution for Merchants with permissions to access and integrate into the Shopify platform checkout. For the purposes of this Agreement, “end-to-end” means a Merchant solution that includes native checkout, direct-to-consumer merchant of record services, localization, duty and tax calculation and remittance, and shipping services.

(a)          Expansion. The exclusivity set forth under 4.1 will not apply to Merchants or verticals (e.g. catalog / fulfillment restrictions) not supported by GLBE, and/or where GLBE and Shopify are unable to agree to a satisfactory project plan. Once identified by Shopify, GLBE will have [***] to decide whether to support any new verticals and [***] to implement a mutually agreed upon solution. For the purposes of clarity, new services developed by GLBE for GLBE 1P Offering that result in net new revenue (e.g. [***]) will be subject to [***], and any expansion of current offerings (e.g. new markets or new verticals) will be subject to [***].

4.2	GLBE 3P Services

(a)          Commencing on the Effective Date until [***] (the “Cool Down Period”), Shopify will not approve the launch of any other Third-Party Partners (as defined in Section 7.1(d) below) on the Shopify Platform, unless otherwise expressly agreed upon by the Parties. At the end of the Cool Down Period, Shopify may approve the launch of any additional third party merchant of record providers on the Shopify Platform and no exclusive relationship between the Parties shall apply to the GLBE 3P Services.

(b)	[***] Third Party Partner, [***].

(i)          [***]

(ii)         [***]

(iii)          Shopify will provide GLBE with production access to Shop Pay by or before [***].

(iv)          GLBE shall integrate with Shopify’s solution for processing Shop Pay transactions within [***] of Shopify’s notice that the solution is available.

(v)         [***] Notwithstanding the foregoing, GLBE acknowledges and agrees that the preceding obligation does not result in a “right of first refusal” for GLBE in relation to any features Shopify makes generally available.

4.3          [***]

5.	GLBE Obligations.

5.1          GLBE will render the GLBE Offerings and will perform the GLBE Offerings in a professional manner in compliance with Applicable Law and applicable payment network rules and consistent with high industry standards.

5.2          GLBE shall provide the GLBE Merchant Service Terms governing or related to the GLBE Offerings. GLBE will provide Shopify with the GLBE Merchant Service Terms prior to the launch of the GLBE 1P Offering. To the extent applicable to the GLBE 1P Offering, the Merchant Service Terms will be subject to Shopify’s express written approval, such approval not to be unreasonably delayed, conditioned, or withheld. In the event Shopify requires modifications prior to providing such approval, the Parties will work in good faith to mutually agree to such modifications. Additionally, GLBE will provide Shopify with at least thirty (30) days advance written notice of any proposed changes to the GLBE Merchant Service Terms (or such shorter time frame if required due to the nature of the circumstances of such change (e.g., change in law)), and such proposed changes will require Shopify’s prior express written approval, such approval not to be unreasonably delayed, conditioned, or withheld.

5.3          GLBE shall provide the GLBE 1P Offerings to Shopify as described in Section 2.1, and to Merchants as described in Section 2.2 in accordance with the GLBE Merchant Service Terms.

5.4          For MoR Customer Orders using the GLBE 3P Services, GLBE will provide merchant support for such orders relating to verification of Customer Orders (relating to status, charges, refunds and the like) and “where is my package” queries if GLBE provides the logistics for such MoR Customer Orders.

5.5          GLBE will maintain the insurance coverage that GLBE agrees to maintain in Exhibit F (Insurance). Upon Shopify’s request, GLBE will provide Shopify with certificates of insurance evidencing the required coverage (if any). GLBE will provide Shopify with at least 30 days prior written notice of any material reduction in coverage for, or cancellation of, these policies (if any). Shopify’s approval of any of GLBE insurance policies does not relieve or limit any of GLBE’s obligations under this Agreement. For purposes of clarification and not of limitation, GLBE does not insure any of the Merchants Products during shipping.

5.6          GLBE will integrate Shopify Payments (“SP”) for the GLBE 1P Offering as set forth under Exhibit A (“SP Integration”). Shopify will create Shopify Payments accounts for GLBE for each jurisdiction where Shopify Payments is available and GLBE has a business entity. Upon SP Integration, and with respect to Merchants utilizing the GLBE 1P Offering via the SP Integration, [***].

(a)          Payment Processor Support. After the SP Integration, in the event GLBE receives a complaint from one or more of its payment processors and/or inquiries from any network or scheme (or other party in the payments ecosystem), Shopify shall provide all reasonable support to assist GLBE in addressing any such complaint or inquiry. In the event of any change in, or addition to, Payment Ecosystem Obligations (as defined in Section 11.6 below), Shopify shall provide prompt and reasonable assistance to make any changes to checkout or customer communication (or otherwise) that may be required. As long as GLBE Payment Services are used (either on 1P or 3P), Shopify shall promptly respond to any requests for information from GLBE arising from GLBE’s payment processors relating to the GLBE relationship and GLBE’s compliance with merchant of record obligations and scheme rules, and Shopify shall promptly notify GLBE in the event a similar inquiry is received directly from a payment processor. All such requests and responses to such requests will be managed directly between GLBE and the relevant payment processor.

6.	Shopify Obligations.

6.1          Shopify shall ensure Merchants with access to the GLBE 1P Offering agree to the 1P GLBE Merchant Service Terms.

6.2          Catalog Restrictions. Shopify shall ensure that GLBE has the right and ability to review and restrict the catalog of Merchants with access to the GLBE 1P Offering.

6.3        Merchant Offboarding. During the Term and provided that GLBE has delivered to Shopify reasonably detailed documented reasons for not supporting and/or offboarding a Merchant using the GLBE 1P Offering (e.g., shipping violations from non-supported countries), GLBE has the right to reject or request Shopify to remove the Merchant from the GLBE 1P Offering, as further described under Exhibit A.

6.4          As applicable to the GLBE 1P Offering, [***]. Such line detail shall include taxes, duties, and additional border fees (rates used and amounts charged (as provided by GLBE)). Such feed(s) shall include all data reasonably requested by GLBE, including US sales/use tax, (including the data listed on Exhibit C and as otherwise reasonably requested from time to time) to meet its obligations as the merchant of record, and such other data as mutually agreed.

6.5          Shopify will determine in its sole discretion how much to charge merchants for access to the GLBE 1P Offering within the Shopify Partner Offering.

6.6          Shopify will determine in its sole discretion the portfolio of carriers that perform fulfillment for Shopify merchants within the Shopify Partner Offering.

6.7          For Merchants not using the GLBE Payment Services through the GLBE 1P Offering (i.e. migrated and using the SP Integration), Shopify will collaborate with GLBE and will implement mechanisms to protect GLBE’s merchant account as the MoR by [***], including by way of:

●	Setting and implementing as agreed warning thresholds for an agreed percentage of fraud of trailing 30 days and of the number of dispute requests;

●	Set critical overall fraud threshold;

●	Set procedures and processes that Shopify will take to manage to these thresholds; and

●	Shopify will cover any financial penalties imposed by schemes and also support the compliance remediation asks that the schemes could have for GLBE.
7.	Revenue Share, Fees, Payments and Billing.

7.1          Shopify Revenue Share - GLBE 3P Services. During the Term, Shopify is entitled to the following "Shopify Revenue Share":

(a)          During the Cool-Down Period, for each Merchant who uses the GLBE 3P Services, calculated as the product of (i) the [***] during an applicable calendar [***], multiplied by (ii) [***]. [***].

(b)          At the end of the Cool-Down Period, for each Merchant who uses the GLBE 3P Services, calculated as the product of (i) the [***] during an applicable calendar [***], multiplied by (ii) [***]. [***].

(i)          [***].

(c)          Payouts to Shopify. No later than [***] business days following the end of each calendar month during the Term, GLBE will transfer, in U.S. dollars via wire transfer or ACH, to Shopify’s U.S. bank account (the “Shopify Account”) the aggregate amount of Shopify Revenue Share due for such calendar month pursuant to Sections 7.1(a)-(b).

(d)          [***].

(i)          [***].

(e)          [***].

(f)          Referral Rev Share. For each Merchant referred to GLBE by Shopify during the Term with respect to the GLBE 3P Offering, GLBE will pay Shopify an incremental [***] calculated from such referred Merchant’s[***]. The Parties will work in good faith to operationalize a referral process.

(g)          Statement of Accounts. GLBE hereby acknowledges and agrees to submit relevant reports to Shopify and shall do so on a [***] basis for each [***] (or portion of a [***]). GLBE shall submit to Shopify each [***] via email ([•]), a statement detailing the total amount of Shopify Revenue Share for the [***], including the total [***] segmented according to [***] processed by Merchant country location and which is transacted for Merchants through Shopify’s native checkout and through GLBE’s checkout, and any other associated information requested by Shopify, all of which will be compiled by GLBE acting in good faith and in a manner consistent with practices between the parties prior to the Effective Date. The reporting by GLBE will be at all times in sufficient detail to permit Shopify to validate the amount of any such payment.

7.2          Shopify Revenue Share - GLBE 1P Offering. During the Term, Shopify will pay GLBE the following revenue share "GLBE Revenue Share":

(a)          After SP Integration, for each Merchant that onboarded or transitioned to the GLBE 1P Offering utilizing SP, Shopify will pay GLBE the following revenue share (1) [***], and (2) [***]. Shopify will provide GLBE a current merchant list indicating which Merchants are on a [***]. The fees for any Merchants using the GLBE 1P Offering who have not transitioned to SP, will be in accordance with sub-Section (d).

(b)          For orders [***], Shopify will pay GLBE (1) [***], and (2) [***]. Upon reaching [***]. [***].

(c)          After SP Integration, Shopify will pay GLBE [***] generated from any new services developed and provided by GLBE, including [***], for the GLBE 1P Offering, subject to Shopify’s approval in its sole discretion. For the purposes of this section [***], as approved and reviewed by Shopify in its sole discretion. For clarity, the product features and services contemplated in Exhibit A are excluded as new services under this section.

(d)          In consideration for GLBE providing the GLBE 1P Offerings to Shopify for Merchant who have yet to onboard the GLBE 1P Offering utilizing SP, Shopify shall pay the fees set out in GLBE’s then current fee schedule other than for any Fees related to MoR Customer Orders, attached as Exhibit B-1; all amounts are calculated on [***]. In connection with fees payable by Shopify under this Section 7.2, GLBE will issue to Shopify a statement detailing the amount of fees due and payable to GLBE.

(e)          [***] Payments. With respect to any Merchant that has yet to onboard to the GLBE 1P Offering utilizing SP, in consideration for providing the Shopify Partner Offering for the GLBE 1P Offering, GLBE shall pay Shopify the fee set forth on Exhibit B-1 (the “Shopify Partner Fee”) as set forth in this Section 7.2. The Shopify Partner Fee is payable in the applicable settlement currency [***] times per [***] and GLBE shall transfer, in [***] via wire transfer or ACH, to Shopify’s U.S. bank account (the “Shopify Account”) the aggregate amount of Shopify Partner Fees due for such [***]. GLBE shall provide the calculation to Shopify pursuant to the statement described below of the Shopify Partner Fee. GLBE may deduct from the Shopify Partner Fees any fees or other amounts owed by Shopify to GLBE under the Agreement. In the event there are insufficient funds in the Shopify Account to net out amounts owed to GLBE by Shopify, GLBE shall issue [***] invoice to Shopify for such amounts and, following receipt, Shopify shall pay such amounts to GLBE within [***]. GLBE shall provide Shopify with a statement relating to each payment, detailing the amount of the Shopify Partner Fees due to Shopify for the applicable [***], and deductions made from such payment of Shopify Partner Fees, if any as to be mutually agreed by Parties, in sufficient detail to permit Shopify to validate the amount of such payment. Additionally, such statement will include the following details:

(i) Shopify Partner Fee breakdown for each applicable geography; (ii) [***] volume; (iii) [***] rate being charged; (iv) aggregate [***] being charged; (v) [***] applicable [***]; (vi) aggregate [***] by fee type; and (vii) any additional details reasonably requested by Shopify. GLBE shall use best efforts to provide Shopify with this statement no later than [***] following the end of each [***], but in an event, no later than the last day of the following [***].

(f)          Manual Settlements. Solely with respect to Merchants using the GLBE 1P Offering without SP and upon Shopify’s request, from time to time, GLBE shall settle any manual adjustment amounts that are due to be paid to Merchants (as determined by Shopify in its sole discretion), which amounts will be subtracted by GLBE from any amounts owed by Shopify to GLBE. In connection with any manual adjustment amounts to be remitted to Merchants by GLBE under this Section 7.1(f), Shopify will issue to GLBE a statement detailing the amounts of manual adjustments due.

7.3          1P Shipping Revenue Share. For the GLBE 1P Offering, the Party contracting either directly or indirectly with the carrier providing shipping labels will pay the other Party [***] for shipping [***] including on return labels when available. As an example, under the model prior to the Effective Date, [***] will be regarded as a Shopify contracted carrier, therefore entitling GLBE for the shipping revenue share hereunder. For clarity, the direct contracting party will be responsible for the front line support vis a vis such carrier.

7.4          Shopify shall be responsible for all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any federal, state or local governmental entity on any amounts payable by Shopify hereunder. In no event shall Shopify pay or be responsible for any taxes and duties imposed on transactions with the Merchant’s customer, or regarding GLBE’s income, revenues, gross receipts, personnel or real or personal property or other assets or in relation to transactions conducted between either Merchant and GLBE, or GLBE and the Merchant’s customer for MoR Customer Orders, it being understood that these specific taxes and duties, as applicable, shall be the sole responsibility for account and risk of GLBE. All fees payable under this agreement will be exclusive of taxes as required or permitted by applicable law, each Party will invoice the other Party and agrees to pay applicable sales tax, use tax, service tax, value added tax, excise tax, or any other similar tax imposed by any government authority arising under the Agreement with respect to the respective Services rendered. Invoices will separately state any fees that are subject to taxation and separately identify the tax jurisdiction and the amount of taxes invoiced. Neither Party is responsible for any franchise, privilege, income, gross receipts or business activity taxes based on the other Party’s gross or net income, net worth or business activities. Neither Party is responsible for any real or personal property taxes assessed on tangible or intangible property owned or leased by the other Party. All invoices issued by each Party constitute a valid tax invoice and contain all information as is required by applicable law.

7.5          The following shall apply solely for Merchants using the GLBE 1P Offering with the GLBE Payment Service. For the GLBE 1P Offering, GLBE shall settle amounts due to the Merchant for the goods GLBE purchased pursuant to the MoR Customer Orders (the “Merchant Payout”) in the applicable Settlement Currency [***] and GLBE shall look to the Merchant for the [***], subject to the GLBE Merchant Service Terms. GLBE’s remittances to the Merchant shall be net of Permitted Deductions. If a Permitted Deduction applies to a particular MoR Customer Order, then the Permitted Deduction shall be withheld from the amounts paid to the Merchant. If the Permitted Deduction does not relate to any particular MoR Customer Order, such Permitted Deduction shall be withheld from remittances to Shopify. “Permitted Deductions” [***], including but not limited to those related to (i) [***], (ii) [***], (v) foreign exchange variances arising due shipment of Products (and capture) after the rate lock period expires, (vi) deposits, and (vii) any other costs, fees and expenses included in this Agreement or in the GLBE Merchant Service Terms. GLBE will work with Shopify to make the payout information and Permitted Deductions available to Merchants within the Shopify console. For purposes of prices to customers and Merchant Payouts to Merchants, currencies will be converted at currency conversion rates at the percentage set forth in Exhibit B-1 [***]. Other currencies will be converted at the prevailing rates [***].

7.6          All statements issued to Shopify hereunder shall include all information prescribed by Applicable Laws for each of GLBE and Shopify together with all other information required to permit the Party required to pay taxes, if any, in respect of supplies of goods and services hereunder to claim input tax credits, refunds, rebates, remission or other recovery, as permitted under Applicable Laws.

7.7          All amounts paid to a Party hereunder shall be invoiced and paid in the currency set forth on the applicable invoices. Each Party shall have the right to withhold amounts, at the withholding rate specified by Applicable Laws, from any amounts payable to the other Party pursuant to this Agreement, and any such amounts paid by the remitting Party to an authorized authority pursuant to such Applicable Laws shall, to the extent of such payment, be credited against and deducted from amounts otherwise owing to the other Party hereunder. At the request of either Party, the remitting Party shall deliver to the requesting Party properly documented evidence of all amounts so withheld which were paid to the proper authorized authority for the account of the remitting Party on an annual basis as required by Applicable Laws. It is anticipated that all GLBE Offerings to U.S. Merchants and any services related thereto are performed in the United States and in the event of any such GLBE Offerings or services are provided in Canada, including but not limited to services performed by employees or contractors of GLBE, GLBE shall note on each applicable invoice which portion of the supplies covered by such invoice was performed inside of Canada for the purposes of Canadian income tax legislation or such other information requested or required by Shopify to properly assess withholding requirements.

7.8          For the GLBE 1P Offering with SP, Shopify is responsible for Merchant payouts including determining the available payout currencies.

7.9          For orders processed through the SP Integration, with respect to Merchants not utilizing the GLBE Payment Service [***]. Such [***] will be in either the buyer country’s local currency or a different currency. Shopify will pay GLBE an [***] on the [***]. For clarity, the determination of whether the [***].

7.10          After the SP Integration, with respect to Merchants not utilizing the GLBE Payment Service, GLBE will invoice Shopify for [***] for GLBE integrated carrier labels.

7.11          In the event that a governing authority inquires on the payout structure in this Section 7 may require any license(s) by GLBE, the parties shall promptly review in good faith to revise the payout structure if and to the extent necessary such that no license shall be required and any portion of the payout that are the cause of concern shall temporarily be halted until such time as the matter can be resolved to the reasonable satisfaction of the Parties and such governing authority.

8.	Mutual Obligations.

8.1          Throughout the Term the Parties shall meet as necessary for any applicable launches and rollouts of the GLBE 1P Offering and thereafter shall meet no less frequently than quarterly throughout the Term.

8.2          The Parties shall work together to support the accuracy and verification of data throughout the process of a Customer Order, from intake through the fulfillment of the Customer Order (including chargebacks) and shall escalate any identified issues with relevant urgency in accordance with Section 8.3.

8.3          Any dispute, controversy or claim relating to all or any of the provisions of this Agreement shall be referred to the senior management of the Parties for good faith discussions and resolution. If any dispute, controversy, or claim cannot be resolved by such good faith discussions between such senior managers within three business days, it shall be referred to a discussion between GLBE’s CEO and Shopify’s VP Partnerships for expeditious resolution.

8.4          All discussions and ideas discussed between the Parties shall not be deemed feedback by one Party to the other and no rights, title or interest related thereto shall be granted hereunder.

8.5          [***]. For shipping carriers used on the GLBE 1P Offering and where GLBE has a contractual relationship [***], where applicable, [***] with [***].

9.	Integration.

9.1          During the Term each Party shall provide the necessary technical and organizational support appropriate to the nature for the proper functioning and product and rollout roadmap and/or the provision of data.

(a)         GLBE 1P Offering: Each Party will provide throughout the Term, and make reasonably necessary modifications to, its APIs and other technology supporting the GLBE 1P Offering in order to integrate the GLBE 1P Offering in such a manner that is mutually agreeable, and within a mutually agreeable time frame. Neither Party shall make non-backwards compatible changes to its APIs or other technology (which shall also include discontinuing use or support thereof) that materially impact the other Party [***] prior written notice to ensure the continued, uninterrupted provision of the GLBE 1P Offering, unless a shorter notice period is mutually agreed to by the Parties.

(b)          GLBE 3P Services. During the Term, Shopify shall provide developer and partner support via Shopify's support structure in effect at the time. Shopify will use commercially reasonable efforts to provide advance updates and communicate any key API changes in advance (as much as practically possible prior to launch) and other product updates directly in GLBE’s partner account. All changes to Shopify's APIs will follow the standard process set out in the API Terms. In the event of a failure of the Shopify Services which prevents all Merchants from performing checkout functionality, Shopify will provide support within a mutually agreed upon time frame.

9.2          Each Party’s networks, operating system and software of its web servers, routers, databases, and computer systems whether owned or utilized (its “Systems”) shall be properly configured (using applicable industry standards) for secure operations of its APIs, including using reasonable efforts to ensure the same of its third-party providers. Additionally, each Party shall comply with all Payment Card Industry Data Security Standards requirements and the Network Rules (as such term is commonly defined in the payments industry) that apply to its Systems and its performance under this Agreement. In the event a security deficiency is detected, the Party shall immediately notify the other Party of the security deficiency and diligently work to correct or eliminate it. Without limiting the foregoing, GLBE will comply with the data security policies set forth in Exhibit E (Data Security). Shopify may update these policies from time to time. Shopify will provide a copy of any updated policies to GLBE upon GLBE’s reasonable request.

10.	Intellectual Property; Joint Development; Restrictions.

10.1          All Intellectual Property Rights in and to all documents, work product, and other materials that are delivered to Shopify or prepared by or on behalf of GLBE (collectively, the “GLBE Deliverables”) except for any Confidential Information of Shopify or Shopify materials shall be owned by GLBE. GLBE hereby grants Shopify a license to use all Intellectual Property Rights in the GLBE Deliverables free of additional charge and on a non-exclusive, worldwide, non-transferable, non-sublicensable, fully paid-up, and royalty-free to the extent necessary to enable Shopify to make reasonable use of the GLBE Deliverables and the GLBE Offerings, during the Term of this Agreement (i.e., this license shall not survive termination or expiration of the Agreement).

10.2          All Intellectual Property Rights in and to all documents, work product, and other materials that are delivered to GLBE under this Agreement or prepared by or on behalf of Shopify in the course of performing the Shopify Partner Offering (collectively, the “Shopify Deliverables”) except for any Confidential Information of GLBE or GLBE materials shall be owned by Shopify. Shopify hereby grants GLBE a license to use all Intellectual Property Rights in the Shopify Deliverables free of additional charge and on a non-exclusive, worldwide, non-transferable, non-sublicensable, fully paid-up, and royalty-free to the extent necessary to enable Shopify to make reasonable use of the Shopify Deliverables and the Shopify Partner Offering, during the Term of this Agreement (i.e., this license shall not survive termination or expiration of the Agreement).

10.3          To the extent that Shopify provides any Shopify Materials to GLBE for the performance of its obligations under this Agreement, GLBE will: (i) take all reasonable precautions to protect such property against loss, damage, theft or disappearance; (ii) take no actions that affect Shopify’s title or interest;  (iii) abide by specifications and use instructions; (iv) not give access to any third party without Shopify’s prior written consent; and (v) not reverse engineer, decompile, disassemble, modify, create derivative works of or otherwise create, attempt to create or derive, or permit or assist any third party to create or derive, the source code underlying the Shopify Materials.

10.4          To the extent that GLBE provides any GLBE Materials to Shopify for the performance of its obligations under this Agreement, Shopify will: (i) take all reasonable precautions to protect such property against loss, damage, theft or disappearance; (ii) take no actions that affect GLBE’s title or interest; (iii) abide by specifications and use instructions; (iv) not give access to any third party without GLBE’s prior written consent; and (v) not reverse engineer, decompile, disassemble, modify, create derivative works of or otherwise create, attempt to create or derive, or permit or assist any third party to create or derive, the source code underlying the GLBE Materials.

10.5          Nothing in this Agreement shall be construed as granting either Party a license to use in any way the Intellectual Property Rights of the other Party (except as expressly provided in this Agreement), or to have undue influence over the other party’s product roadmap (i.e., suggestions may be considered but shall not be required to be adopted). Neither Party shall take any action that interferes with the other Party’s Intellectual Property Rights or attempt to copyright or patent any part of the other Party’s Intellectual Property Rights or attempt to register any trademark, service mark or trade name that is identical or confusingly similar to the other Party’s marks.

10.6          The Parties are working together for the integration and the following terms shall apply. For purposes of this Section 10.6, “Background Technology” means any Materials, concepts, inventions, ideas, methods, methodologies, procedures, processes, know-how, techniques, models, templates, software, tools, utilities, designs, schematics, works of authorship, inventions, discoveries, technical information, routines and materials that are: (a) created, acquired or otherwise developed prior to the Effective Date of this Agreement by a Party, or (b) developed entirely outside the scope of the activities under this Agreement without reference to the Confidential Information of the other Party; and all Intellectual Property Rights related thereto.

(a)          As between Shopify and GLBE, Shopify shall own and hold all right, title and interest in and to all Shopify Background Technology. “Shopify Background Technology” means Background Technology owned by Shopify.

(b)          As between Shopify and GLBE, GLBE shall own and hold all right, title and interest in and to all GLBE Background Technology. “GLBE Background Technology” means Background Technology owned by GLBE.

(c)          Notwithstanding any other provisions in this Agreement, it is agreed that any Improvement to the Shopify Background Technology (whether made by Shopify or GLBE) (“Shopify Improvements”) shall be owned and controlled solely by Shopify. GLBE hereby irrevocably and unconditionally assigns and transfers to Shopify all rights and interest in and to Shopify Improvements (including all Intellectual Property Rights therein). Shopify Improvements may also be Shopify Deliverables. “Improvements" means any improvements, modifications or derivative works, whether or not patentable to the Background Technology.

(d)          Notwithstanding any other provisions in this Agreement, it is agreed that any Improvement to the GLBE Background Technology (whether made by Shopify or GLBE) (“GLBE Improvements”) shall be owned and controlled solely by GLBE. Shopify hereby irrevocably and unconditionally assigns and transfers to GLBE all rights and interest in and to GLBE Improvements (including all Intellectual Property Rights therein). GLBE Improvements may also be GLBE Deliverables.

(e)          In the event that any assignment under Section (c) or (d) above may be ineffective or incomplete as a result of any operation of law, statutory or otherwise, the assigning party above (the “Assignor") hereby unconditionally and irrevocably waives the enforcement of such rights and agrees never to assert such rights against the assigned party or any of Assignee’s licensees (the “Assignee”). If Assignor has any right to the assigned items that cannot be assigned to Assignee or waived by Assignor, Assignor unconditionally and irrevocably grants to Assignee, during the term of such rights, an exclusive, irrevocable, perpetual, worldwide, fully paid and royalty-free license, with rights to sublicense throughout multiple levels of sublicenses, to reproduce, create derivative works of, distribute, publicly perform and publicly display by all means now known or later developed. In addition, Assignor agrees to obtain such assignment, waiver, covenant not to assert such rights, or license from any subsidiary, subcontractor, consultant, or employee who creates, either in whole or part, the assigned materials.

(f)          The Parties do not anticipate that they will create any New Materials. However, to the extent any New Materials are created, Shopify and GLBE shall jointly own such New Materials developed pursuant to this Agreement, including all Intellectual Property Rights therein, without right of accounting and with the full right to sublicense such rights without the consent of the other party. Each Party hereby assigns and agrees to assign to the other Party an undivided one-half interest in the New Materials to effect the joint ownership described above. During and after the term of this Agreement, each Party (the “Appointing Party") will sign and deliver to the other Party (the “Securing Party") any further documents, including patent or copyright assignments or applications, to permit the Securing Party to exercise its rights pursuant to this Agreement. “New Materials” means any and all technology, products, design and associated documents (including all printed and electronic documentation and notes) that are jointly developed by the parties under this Agreement or that were developed or created by either party (or jointly by the parties) pursuant to, related to, or in connection with this Agreement and the activities contemplated herein, that are not Improvements to either Party’s Background Technology and all Intellectual Property Rights thereto (excluding Background Technology and Improvements).

(g)          The Parties shall negotiate in good faith a strategy for the protection of New Materials, including but not limited to the process and expenses for the filing of any patent applications and maintenance of any patent once registered. In the event that the Parties agree to file a patent application directed to New Materials in any country, such patent applications (“Joint Patent Applications”) shall be filed by both Parties hereto in any country. The Parties shall cooperate in deciding which Party shall bear, or whether and how the Parties shall share the costs of any Joint Patent Application filed jointly by the Parties, and if the Parties cannot agree, then they shall bear the costs on a 50-50 basis. Each Party agrees to cooperate with the other Party in the preparation of all documents and materials required for filing, prosecuting and/or maintaining any application(s) for Intellectual Property Rights relating to any New Materials. If the Parties do not agree then the jointly owned Intellectual Property Rights embodied in the new Materials, then such Intellectual Property Rights shall not be registered.

(h)          For purposes of clarity, good faith discussions regarding any modification to the GLBE Background Technology or otherwise related to the GLBE Offering shall not be considered services to Shopify and GLBE shall undertake its obligations in the United States.

10.7          Neither Party will (nor will permit any other party to) (a) resell, lease, distribute, transfer or otherwise make available the GLBE Offering, GLBE APIs, or Shopify APIs (as applicable), on a time- sharing or service bureau basis, (b) use the GLBE Offering, GLBE APIs or Shopify APIs (as applicable) to violate or circumvent any laws or regulations or in a manner that disrupts the operations of GLBE or any of its other clients, (c) use the GLBE Offering, GLBE APIs or Shopify APIs (as applicable) to store or transmit malicious code or offer or distribute contraband or misleading, stolen, counterfeit, or infringing product, (d) decompile, disassemble, or reverse engineer the GLBE Offering, GLBE APIs or Shopify APIs (as applicable), in whole or in part; or (e) attempt to circumvent any security features or protections in the GLBE Offering, GLBE APIs or Shopify APIs (as applicable) or any third party tool.

10.8           Nothing in this Section 10 shall be construed as a Party providing services or supply to the other Party.

11.       GLBE 1P Offering Specific Terms. The following sections shall solely apply with respect to Merchant utilizing the GLBE Payment Services:

11.1          For any Merchant utilizing GLBE 1P Offering for MoR Customer Orders, Shopify shall ensure, that (i) GLBE’s fraud solution is in proper working order for all MoR Customer Orders and recommendations from the fraud service provider are not overridden by Merchant, (ii) the Tax Calculator is utilized for the transaction to the extent available in accordance with the SLA, (iii) classification of the applicable goods utilize GLBE’s classification solution subject appropriate service levels to be discussed, (iv) the foreign exchange rate provided by GLBE is utilized for display of prices to customers, for the sales and capture of amounts related to the Customer Order, for all relevant reporting and data provided to the Merchant, GLBE and any third party, and as the basis for the Settlement Currencies, (v) only mutually approved origination countries are utilized; (vi) with respect to shipments made by all Logistics Providers GLBE is the exporter of record, (vii) the checkout display (including required verbiage) is in compliance with all Applicable Law for the destination country, (viii) Shopify provides GLBE the information and support reasonably requested by GLBE as necessary to meet its obligations as the merchant of record, including but not limited to those required by payment providers and governmental authorities, and (ix) the GLBE 1P Offering is not activated prior to GLBE’s approval after the KYC review (it being understood that the Parties shall work together to implement a means of providing notice of such approval to Shopify via API). Additionally, Shopify shall support GLBE’s “know your customer” obligations and underwriting, which includes, but is not limited to, enabling Merchants to provide the necessary information (prior to launch and any updates) (“KYC information”). KYC obligations continue throughout the relationship between the Merchant and GLBE. GLBE shall reach out to the Merchant from time to time relating to the Merchant’s sales, website, operations and items that GLBE monitors from a KYC perspective (e.g., proper description of items, removing prohibited Products for sale, concerns regarding false or inaccurate claims) (“KYC Communications”); provided, that GLBE will leverage Shopify-approved templates, or where a specific Shopify-approved template is not provided, will ensure any KYC Communications reasonably adhere to KYC support guidelines provided by Shopify. Additionally, GLBE will ensure that any KYC Communications include a designated Shopify support representative, provided that GLBE has been provided with the contact details for such Shopify representative prior to issuing any KYC Communications. The Parties shall work together in good faith to develop systems or operations whereby any subsequent KYC Communications occur within the Shopify Services or are conducted by Shopify employees. The necessary KYC information is listed on Exhibit D. For purposes of clarification and not of limitation, the payments for MoR Customer Orders are provided by GLBE to the customers as offered to GLBE by GLBE’s payment providers and GLBE’s offering of payment methods shall be done in a manner in compliance with the terms of the payment providers’ agreements with GLBE and all applicable law. The Parties acknowledge that certain goods and services relating to merchant of record services and sales of goods cross-border may require licenses (e.g., a CITES or Fish and Wildlife license) and the Parties do not intend that the GLBE Offering provided hereunder shall require GLBE to secure any license(s); provided, that in the event GLBE has such a license, GLBE may, in its sole discretion, agree to support a restricted good. For all MoR Customer Orders, the logistics services utilized for the delivery of the Goods that are not provided by GLBE shall be subcontracted hereunder to GLBE in order for GLBE to provide delivered Products to the customer.

11.2          The GLBE 1P Offering for Cross-Border shipping: (A) [***] GLBE’s offer includes label printing, commercial invoice management, tracking, coordination with carriers to resolve clearance and delivery issues and claim filing; or (B) [***] – all the items described in sub-Section (A) excluding [***]. The GLBE 1P Offering for classification and duty calculation includes the creation of customs description from Product catalog, classification of Product based on the Product SKU, application of identified duty rate to Product at the item and order level, application of customs description, HS codes, duty rates, and Product pricing for customs documentation for shipping of order.

11.3          GLBE 1P Offering is flexible and allows Shopify and Merchants to utilize the services, features, functionality and software of third parties. GLBE [***], and agrees that any confidential information [***] shall be protected by GLBE pursuant to Section 16 to the same extent as Shopify Confidential Information.

11.4          GLBE shall provide as a GLBE 1P Offering the Tax Calculator for Customer Orders; provided, that tax and duties calculations for sales to consumers shall include services no less comprehensive as the GLBE 3P Services, and no origination countries shall be utilized that have not been approved by GLBE in advance in writing (which, for purposes of clarification and not of limitation, a change in origination country may change support for a destination country. GLBE commits to ingesting and using additional information provided by merchants to improve the accuracy of the tax and duty calculation. Shopify shall ensure that (i) the Tax Inputs (other than the tax rate) are provided for the Tax Calculator to provide the tax and duty amounts at checkout and (ii) classification of the applicable goods utilized GLBE’s classification solution. In the event that Shopify and GLBE would like to expand the scope of the calculations or the definition and applicability of such Tax Calculator to additional Customer Orders, the parties shall discuss in good faith, which may include additional professional service fees or an additional per Customer Order fee. Shopify’s system shall capture the tax and duty calculation from GLBE for each Customer Order and shall provide the data back to GLBE (in the case of MoR Customer Orders only) and the Merchants such that each can meet its tax reporting obligations.

11.5          The Parties acknowledge that acting as the ‘merchant of record’ (including payment processing) requires compliance with, inter alia, laws, network rules, and scheme rules (“Payment Ecosystem Obligations”). Such rules include a requirement that the consumer is aware that GLBE is the merchant and seller. The ability to ensure that there is no consumer confusion is largely done at the point of sale at checkout. The parties shall work together in good faith to ensure that the checkout process and the point of sale through any integration offering does not violate the Payment Ecosystem Obligations. Shopify shall ensure that GLBE, as the seller of the goods in the transaction, is presented in a conspicuous manner, visible to customers, such that the consumer should reasonably be aware that they are purchasing goods from GLBE, together with a link to GLBE’s consumer terms of sale (or such other consumer terms and conditions for the sale of goods, which Shopify shall ensure that GLBE is the seller of the goods (and lists which Designated Affiliate will be the seller, with the legally required information)) is provided at the point of every sale for every MoR Customer Order. In the event GLBE receives a complaint from one or more of its payment processors and/or inquiries from any network or scheme (or other party in the payments ecosystem), Shopify shall provide all reasonable support to assist GLBE in addressing any such complaint or inquiry. In the event of any change in, or addition to, Payment Ecosystem Obligations, Shopify shall provide prompt and reasonable assistance to make any changes to checkout or customer communication (or otherwise) that may be required.

11.6          GLBE shall provide the fraud solution for MoR Customer Orders (“Fraud Protected Orders”). Shopify shall send to GLBE the transaction information post-purchase to GLBE for all Fraud Protected Orders in order for GLBE to share with a fraud service provider. GLBE shall return back to Shopify the decision on whether the transaction is likely or not to be fraud. Shopify shall ensure that funds are not captured and that no Fraud Protected Orders are available to be shipped until the fraud decision is made, that any Fraud Protected Orders found to be fraudulent are not fulfilled, and that Merchants are able to see the fraud decision from Shopify (whether in the Shopify console or otherwise). For all Fraud Protected Orders that comply with the terms of this Section 11.7, GLBE shall be liable for Covered Chargebacks. All non- Covered Chargebacks shall be charged to Shopify (unless otherwise instructed by Shopify to be charged directly to the Merchant). Subject to the previous sentence, as between GLBE and Shopify, GLBE is responsible for all refunds and chargebacks, and GLBE shall not look to Shopify as a financial guarantor of a Merchant.

12.     Privacy and Data Usage. In accordance with Applicable Data Protection Legislation, Shopify shall provide to GLBE all transaction-specific Personal Data, and if required by GLBE solely for the purposes of providing a GLBE Offering requested by Shopify, Shopify may be required to provide Personal Data to GLBE, in all cases only in connection with a transaction performed as part of the GLBE Offerings.

12.1          For certainty, the parties acknowledge and agree that GLBE is a Data Controller for each Merchant with respect to Personal Data collected and processed by GLBE in connection with the GLBE Offering for such Merchant. The Parties acknowledge and agree that GLBE is required to enter into GLBE’s online Data Processing Agreement (which shall be updated from time to time to comply with applicable law) with each Merchant.

12.2          The parties further acknowledge and agree that GLBE and Shopify are independent Data Controllers in respect of all Personal Data processed in connection with this Agreement. As such, each Party independently determines the purpose and means of processing of Personal Data and is not a joint Data Controller with the other Party with respect to Personal Data. Without derogating from the aforesaid, the parties acknowledge and agree that GLBE is permitted to process Personal Data it receives from Shopify for the following limited purposes:

a.	as reasonably necessary to provide the GLBE Offerings to Shopify and Merchants;
b.	as reasonably necessary to monitor, prevent and detect fraudulent transactions and to prevent harm to Shopify and Merchants;
c.	to comply with legal or regulatory obligations applicable to the processing and retention of Personal Data; and
d.	as expressly permitted hereunder.

12.3         Nothing herein shall limit GLBE’s right to aggregate and anonymize any data or information, relating to transaction-specific data or the use of the GLBE Offering solely for the purposes of monitoring, improving, or expanding the GLBE Offering or GLBE’s commercial offerings, provided that no Merchant or data subject is identifiable.

12.4         Notwithstanding anything to the contrary herein, GLBE shall (and will ensure that its employees, agents and services providers shall):

 (a)          not use any Merchant data, catalog data, or other information obtained through Shopify APIs (“Shopify Data”) for any purposes other than providing the GLBE Offerings to Shopify;
 (b)          not use any Shopify Data to supplement, augment, or otherwise enhance any other GLBE services except the GLBE Offerings;
 (c)          not directly or indirectly, share, sell, disclose, or otherwise provide Shopify Data to any third parties without Shopify’s express written approval, except as necessary to provide the GLBE Offerings; and
 (d)          not use Shopify Data for competitive benchmarking.

12.5         If the Parties agree that the definitions of Data Controller and Data Processor should be updated from time to time based on changes in the Applicable Data Protection Legislation the Parties agree that they shall work together expeditiously and in good faith to ensure that each Party remains in compliance of the Applicable Data Protection Legislation, including but not limited to, amendments to this Agreement.

13.	Audit

13.1          Each Party shall maintain consistently applied, accurate and complete books, records and other documents (including electronic files) to document compliance with this Agreement. Each Party shall maintain the applicable books, records and other documents in conformance with generally accepted accounting principles.

13.2          [***] will have the right at any time, but not more frequently than once in any [***] period, upon [***] prior written notice to appoint an independent auditor under appropriate non-disclosure conditions, to audit [***] books, records and other relevant documents (including electronic files) reasonably required to validate [***] compliance with this Agreement. Such audit shall last no longer than [***] business days, shall be conducted during normal business hours and shall not disrupt [***] business operations.

13.3          [***] will not be required to provide any information, access, records or books that could compromise its confidentiality or other undertakings towards third parties which are not relevant for the performance of the audit. The independent auditor shall only provide the final report to [***], which shall not include any excerpts from [***] books and records or other Confidential Information not already in the possession of [***].

13.4           If any such audit reveals financial non-compliance:

   (a)          prompt adjustment will be made by [***] to compensate for any overpayments or underpayments disclosed by any such audit; and

   (b)          any expense incurred as part of such examination will be paid [***] unless such examination reveals an underpayment of the amounts due during the audit period that exceeds [***] of the amount actually due during such period, in which case [***] will reimburse [***] for the reasonable out-of-pocket costs of the audit (not to exceed at [***]) and will pay the underpayment amount due within [***] of the conclusion of the audit.

13.5          If any such audit reveals any technical or other discrepancies or non-compliance, the [***] will be provided with [***] notice to remedy such non-compliance, failing which [***] may terminate this Agreement.

14.       Representations and Warranties. Each Party represents and warrants: (a) entering into and carrying out of the terms and conditions of this Agreement will not violate or constitute a breach of any obligation binding it,  (b) it is duly organized, validly existing and in good standing under the laws of the state of jurisdiction of its formation and has full corporate power and authority to carry on its business as currently conducted, (c) when executed and delivered by it, this Agreement will constitute the legal, valid and binding obligation of it, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other applicable laws of general application relating to or affecting creditors’ rights and general principles of equity, (d) to its knowledge, any Materials and the Intellectual Property Rights to such Materials it may provide to the other Party do not violate the Intellectual Property Rights of any third party, and (e) it will not knowingly provide to the other Party any software, code or other such information that contain code or programming routines that contain destructive properties or that are intended to damage any system or data of the other Party. Shopify further represents and warrants that Shopify Inc. it is registered for purposes of goods and services tax/harmonized sales tax (“GST/HST”) under subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and its registration number is 847871746 RT0001 and  (y) further it shall maintain its GST/HST registration throughout the Term. EXCEPT AS EXPRESSLY STATED OTHERWISE IN THE AGREEMENT, NEITHER PARTY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, ORAL OR WRITTEN, EXPRESS OR IMPLIED, ARISING FROM COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, NON- INTERFERENCE, OR NON-INFRINGEMENT.

15.	Indemnities.

15.1          GLBE agrees to defend, indemnify and hold harmless Shopify and its Affiliates, and the officers, directors, representatives, agents shareholders and employees of Shopify and its Affiliates (each, a “Shopify Indemnified Party”) against any third party claims, suits, damages, liabilities, demands, losses, costs and expenses (the “Losses”) of the Shopify Indemnified Party (including reasonable legal fees) to the extent the Losses arise out of, are in connection with, or related to (a) GLBE’s breach of this Agreement; (b) GLBE’s gross negligence, fraud, or willful misconduct in carrying out the terms of this Agreement; (c) a claim that the GLBE Offerings infringes or misappropriates any third party’s intellectual property rights; (d) any Merchant’s use of the GLBE Offerings, including any claim made by customs or tax authorities; (e) GLBE’s or its Affiliates’ violation of Applicable Laws; (f) liability for chargebacks that pertain to transactions processed by GLBE for Merchants that use the GLBE 1P Offering without SP, unpaid interchange fees, penalties, fines, or other liability arising pursuant to applicable payment network rules; or (g) any Security Event which occurs on any GLBE information system (collectively, the “GLBE Covered Claims”); provided that GLBE’s indemnification obligations under this Section 15.1 do not apply to the extent such Losses arise out of or result from (A) Shopify’s breach of this Agreement, (B) the gross negligence, fraud or willful misconduct of a Shopify Indemnified Party, (C) any violation of Applicable Laws by a Shopify Indemnified Party, and (D) the actions or inactions of a Merchant or a violation of the GLBE Merchant Service Terms by such Merchant other than failure of such Merchant to remit payments to GLBE (including for recoverable chargebacks).

15.2          Shopify agrees to defend, indemnify and hold harmless GLBE and its Affiliates, and the officers, directors, representatives, agents shareholders and employees of GLBE and its Affiliates (each, a “GLBE Indemnified Party”) against any third party Losses of the GLBE Indemnified Party (including reasonable legal fees) to the extent the Losses arise out of, are in connection with, or related to (a) Shopify’s breach of this Agreement; (b) Shopify’s gross negligence, fraud, or willful misconduct in carrying out the terms of this Agreement; and (c) any Security Event which occurs on any Shopify’s information system (collectively, the “Shopify Covered Claims” and together with GLBE Covered Claims, the “Claims”); provided that Shopify’s indemnification obligations under this Section 15.2 do not apply to the extent such Losses arise out of or result from (A) GLBE’s breach of this Agreement, (B) the gross negligence, fraud or willful misconduct of a GLBE Indemnified Party and (c) any violation of Applicable Laws by a GLBE Indemnified Party.

15.3          If any Claim is commenced with respect to which an indemnified party is entitled to indemnification under this Section 15, the applicable indemnified party will promptly provide notice thereof to the indemnifying party; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section 14 except to the extent that the indemnified party’s failure to provide prompt notice actually prejudiced the indemnifying party. The indemnifying party will be entitled, if it so elects in a notice promptly delivered to the indemnified party, to immediately take control of the defense and investigation of the Claim and to engage attorneys reasonably acceptable to the indemnified party to handle and defend the same, at the indemnifying party’s sole cost. The indemnified party will cooperate in all reasonable respects, at the indemnifying party’s sole cost and request, in the investigation, trial and defense of such Claim and any appeal arising therefrom. In no event, however, shall GLBE consent to the entry of any judgment or enter into any settlement with respect to a Claim without Shopify’s prior written consent. The indemnified party may also, at its own cost, participate through its attorneys or otherwise in such investigation, trial and defense of any Claim and related appeals. If the indemnifying party does not timely assume full control over the defense of a Claim as provided in this Section 15.3, the indemnified party shall have the right to defend the Claim in such manner as it may deem appropriate, at the reasonable cost of the indemnifying party.

15.4          For purposes of clarification and not of limitation, Section 8.2 of the Shopify Partner Terms shall not apply.

16.	Confidentiality.

16.1          Each Party (the “Receiving Party”) shall hold the Confidential Information of the other Party (the “Disclosing Party”) in confidence and the Receiving Party will disclose such Confidential Information only to its employees, agents and representatives who reasonably require access to such Confidential Information to perform the Receiving Party’s obligations or exercise its rights under this Agreement and who are subject to confidentiality obligations at least as protective of the Disclosing Party’s Confidential Information as those contained in this Agreement. Disclosing Party will be liable for any violation of this Section 16 by unauthorized disclosure of Confidential Information to such third parties. A Receiving Party may use the Confidential Information only as necessary for Receiving Party’s performance under or pursuant to rights granted in this Agreement and for no other purpose. A Receiving Party shall protect the Disclosing Party’s Confidential Information using at least the same degree of care it uses to protect its own Confidential Information of like importance, but no less than a reasonable degree of care, to prevent the unauthorized use, disclosure or duplication (except as required for backup systems or to carry out the purpose of the Agreement) of such Confidential Information. The Receiving Party is liable for its employees’, agents’ and representatives’ compliance with the terms of this Section 16. Upon written request, all copies and excerpts of Confidential Information will be promptly returned to the Disclosing Party or, at the Disclosing Party’s option, securely erased or destroyed, except for any Confidential Information of the Disclosing Party retained in standard archival or computer back-up systems, which will remain subject to these confidentiality provisions.

16.2          If a court or governmental agency having competent jurisdiction over the Parties requires a Receiving Party to disclose any Confidential Information of the Disclosing Party, then Receiving Party will promptly provide the Disclosing Party, and in any event before disclosure is made, with written notice of such requirement (to the extent permissible under applicable law), to enable the Disclosing Party to seek an appropriate protective order or other appropriate remedy and/or waive the Receiving Party’s compliance with the provision of this Agreement. To the extent legally permitted, the Receiving Party will consult and cooperate with the Disclosing Party to obtain a protective order or other remedy. In the event that the Disclosing Party does not seek such a protective order or other remedy, or such protective order or other remedy is not obtained, or the Disclosing Party grants a waiver hereunder, the Receiving Party may furnish that portion (and only that portion) of the Confidential Information of the Disclosing Party which the Receiving Party is legally compelled to disclose and will exercise such efforts to obtain reasonable assurance that confidential treatment will be accorded any Confidential Information of the Disclosing Party so furnished.

16.3          A Receiving Party may disclose the Disclosing Party’s Confidential Information with the written authorization of the Disclosing Party.

16.4          The term “Confidential Information” excludes any portion of such information that a Receiving Party can establish by clear and convincing evidence to have been: (i) publicly known without breach of this Agreement; (ii) known by the Receiving Party prior to its receipt from the Disclosing Party; (iii) received in good faith from a third-party source that to Receiving Party’s reasonable knowledge disclosed such information without an obligation of confidentiality; or (iv) developed independently by Receiving Party without use or reference to the Disclosing Party’s Confidential Information.

16.5          Neither Party shall file the Agreement (including any addendum, schedule, supplement or attachment), or any future amendment or supplement hereto, with securities regulators unless such filing is required under Applicable Law. In the event that either Party determines that the Agreement (or amendment or supplement) must be filed with the relevant securities regulators under Applicable Law, it shall notify the other Party (if legally permissible) and take all actions necessary to obtain confidential treatment to the extent possible for the Agreement and all exhibits, addenda, schedules, supplements and attachments (including all pricing attachments).

16.6          If the Receiving Party or its employees, representatives or agents breach the obligations set forth in this Section 16, then irreparable harm or injury may result to the Disclosing Party or third parties entrusting Confidential Information to the Disclosing Party. Therefore, the Disclosing Party’s remedies at law may be inadequate and the Disclosing Party will be entitled to seek an injunction to restrain any continuing or threatened breach of this Section 16 and to specifically enforce the terms and provisions of this Section 15. Notwithstanding any limitation on Receiving Party’s liability, the Disclosing Party will further be entitled to any other rights and remedies that it may have at law or in equity.

17.	Term, Termination, and Survival.

17.1          This Agreement shall commence as of the Effective Date and shall continue thereafter for a period of three (3) years (the “Initial Term”), unless sooner terminated pursuant to Sections 17.2 and 17.3 of this Agreement. Subject to Section 17.2 and 17.3 of this Agreement after the Initial Term, this Agreement shall automatically renew for successive 1-year periods (each, a “Renewal Term”) unless a Party provides the other Party with written notice of its election to terminate this Agreement at least 180 days prior to the expiration of the then-current Renewal Term as applicable. The Initial Term together with all Renewal Terms shall be collectively referred to herein as the “Term”.

17.2          Either Party may terminate this Agreement, effective upon written notice to the other Party (the “Defaulting Party”) if the Defaulting Party:

(a)          Materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within 30 days after receipt of written notice of such breach.

(b)          If Applicable Law or any rule, regulation, or order issued by a duly authorized authority, government agency, or court of competent jurisdiction under Applicable Law, or any modification, update, reinterpretation, or revocation thereof, including network providers and payment service providers (a “Regulatory Requirement”) has the effect of cancelling, changing, or superseding any term or provision of this Agreement, and, due to such Regulatory Requirement, a Party is unable to perform an obligation under this Agreement

(c)          Becomes insolvent or admits its inability to pay its debts generally as they become due.

(d)          Becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven days or is not dismissed or vacated within 45 days after filing.

(e)          Is dissolved or liquidated or takes any corporate action for such purpose.

(f)           Makes a general assignment for the benefit of creditors.

(g)          Has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

17.3	In addition to Section 17.2, a Party may terminate this Agreement:

(a)          Termination for Convenience. Either Party may immediately terminate the Agreement for convenience solely as applicable to the GLBE 3P Services by providing 180-days prior written notice to the other Party. All remaining sections of the Agreement applicable to the GLBE 1P Offering will survive any such termination.

(b)          Termination for Failure to Deliver. Shopify may terminate the GLBE 1P Offering upon at least sixty (60) days’ notice in the event GLBE fails to launch the agreed upon features for the GLBE 1P Offerings by the agreed upon timeline as set forth in Exhibit A, and such failure was not rectified during the notice period.

(c)          Immediately by either Party, if there is a change of control (directly or indirectly) in which a third party acquires a majority interest of the voting power, voting capital, or other equity interest of GLBE sufficient to exercise control over GLBE, which, in the case of Shopify’s right to terminate, occurs without Shopify’s prior written consent, provided that any consent or election to terminate under this Section 17.3(c) shall not be unreasonably delayed by Shopify following its receipt of notice from GLBE that a change of control has occurred within the meaning of this Section 17.3(c).

Neither party shall have a right to terminate except as expressly provided in this Agreement.

17.4          The rights and obligations of the Parties set forth in Section 1 (Definitions), Section 7 (Revenue Share, Fees, Payments and Billing), Section 10 (Intellectual Property), Section 12 (Privacy and Data Usage), until such time as all fees have been remitted for usage of the GLBE Offerings, Section 13 (Audit), for a period of one (1) year from the date this Agreement terminates (the “Termination Date”), Section 15 (Indemnities) for a period of one (1) year from the Termination Date, Section 16 (Confidentiality), Section 17 (Term, Termination and Survival), Section 18 (Limitation of Liability), Section 19 (Entire Agreement) and Sections 21 through 33 (inclusive) by their nature will survive any such termination or expiration of this Agreement.

18.	Limitation of Liability.

18.1          IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES FOR ANY LOSS OF USE, REVENUE, OR PROFIT OR LOSS OF DATA OR ITS DIMINUTION IN VALUE, OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, OR PUNITIVE DAMAGES WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

18.2          WITHOUT LIMITING THE PROVISIONS OF SECTION 18.1, AND EXCEPT FOR A BREACH OF SECTION 16 (CONFIDENTIALITY) (SUBJECT TO THE SPECIAL LIMIT) OR A PARTY’S FRAUDULENT WILLFUL MISCONDUCT OF THIS AGREEMENT, THE CUMULATIVE LIABILITY OF EACH PARTY TO THE OTHER FOR ALL CLAIMS ARISING FROM OR RELATING TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY CAUSE OF ACTION SOUNDING IN CONTRACT, TORT, OR STRICT LIABILITY, SHALL NOT EXCEED [***].

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 18, IN THE EVENT OF A PARTY’S BREACH OF SECTION 16 THAT RESULTS IN OR CONSTITUTES THE UNAUTHORIZED USE OR DISCLOSURE OF PERSONAL DATA OR THE OTHER PARTY’S CONFIDENTIAL INFORMATION, THE CUMULATIVE LIABILITY OF EACH PARTY TO THE OTHER FOR SUCH CLAIMS, INCLUDING, WITHOUT LIMITATION, ANY CAUSE OF ACTION SOUNDING IN CONTRACT, TORT, OR STRICT LIABILITY, SHALL NOT EXCEED AN AMOUNT EQUAL TO [***].

19.          Entire Agreement. This Agreement, including and together with any exhibits, schedules, attachments and appendices, as well as the Shopify API Terms and Shopify Partner Terms constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, regarding such subject matter. Further this Agreement prevails over any inconsistency with the Shopify Partner Terms and the Shopify API Terms. For the avoidance of doubt this Agreement shall not terminate or be deemed to be terminated or amended solely by reason of the Shopify Partner Terms and Shopify API Terms being amended, varied, expiring or otherwise being replaced by Shopify.

20.          Publicity. All media releases, public announcements, and earning calls that mention a party by the other party or their representatives, employees, partners or agents, relating to this Agreement, including, without limitation, promotional or marketing material shall be coordinated with and approved by both Parties in writing prior to the release thereof, which such coordination and approval to be timely provided. Notwithstanding the foregoing, either Party may issue media releases or any other public statements regarding its own offerings and suite of products without the other party’s prior written consent, provided that such public statements do not explicitly reference the other party.

21.          Branding. Shopify will have sole discretion over the branding and presentation of the GLBE 1P Offering made available via the Shopify Services.

22.          Notices. All notices, requests, consents, claims, demands, waivers and other communications under this Agreement (each, a “Notice”, and with the correlative meaning “Notify”) must be in writing and addressed to the other Party at its address set forth below (or to such other address that the receiving Party may designate from time to time in accordance with this Section). Unless otherwise agreed herein, all Notices must be delivered by personal delivery, nationally recognized overnight courier or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) on receipt by the receiving Party; and (b) if the Party giving the Notice has complied with the requirements of this Section 22.

Notice to Shopify:	[***]
Notice to GLBE:	[***]

23.          Severability. If any term or provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement to effect the original intent of the Parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

24.          Amendments. No amendment to or modification of this Agreement is effective unless it is in writing and signed by an authorized representative of each Party.

25.          Interpretation. All references in this Agreement to exhibits, schedules, attachments and appendices will be deemed to be references to exhibits, schedules, attachments and appendices to this Agreement unless the context shall require otherwise. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph. A singular term in this Agreement will be deemed to include the plural and any plural term the singular. Where a word or phrase is defined in this Agreement, each of its other grammatical forms will have a corresponding meaning. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. Moreover, this Agreement shall not be construed against either Party as the author or drafter of the Agreement.

26.          Waiver. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving and, unless otherwise specified in such written waiver, no waiver of any provision of this Agreement will constitute a continuing waiver of such provision or a waiver of any other provision of this Agreement. Except as otherwise set forth in this Agreement or the written waiver, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

27.          Relationship of the Parties. The relationship between the Parties is that of independent contractors. The details of the method and manner for performance of the GLBE Offerings by GLBE shall be under its own control. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other party in any manner whatsoever.

28.          No Third-Party Beneficiaries. Except for an assignment to an Affiliate of either Party, neither Party will transfer or assign this Agreement without the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed, or conditioned. This Agreement benefits solely the Parties to this Agreement and their respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

29.          Choice of Law. This Agreement and all related documents including all exhibits attached hereto, and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with, the laws of the State of New York, United States of America (including its statutes of limitations), without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York.

30.          Choice of Forum. Each Party irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind whatsoever against the other Party in any way arising from or relating to this Agreement, including all exhibits, schedules, attachments and appendices attached to this Agreement, and all contemplated transactions, including contract, equity, tort, fraud and statutory claims, in any forum other than

U.S. District Court, Southern District of New York or, if such court does not have subject matter jurisdiction, the courts of the State of New York sitting in the Borough of Manhattan, The City of New York, and any appellate court from any thereof. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and agrees to bring any such action, litigation or proceeding only in U.S. District Court, Southern District of New York or, if such court does not have subject matter jurisdiction, the courts of the State of New York sitting in the Borough of Manhattan, The City of New York. Each Party agrees that a final judgment in any such action, litigation, or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

31.          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, INCLUDING EXHIBITS, SCHEDULES, ATTACHMENTS, AND APPENDICES ATTACHED TO THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS, SCHEDULES, ATTACHMENTS OR APPENDICES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

32.          Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

33.          Force Majeure. Neither Party shall be liable or responsible to the other Party, nor be deemed to have defaulted or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement when and to the extent such failure or delay is caused by or results from acts or circumstances beyond the reasonable control of the non-performing Party including, without limitation, acts of God, flood, fire, earthquake, explosion, governmental actions, war, invasion or hostilities (whether war is declared or not), terrorist threats or acts, riot, or other civil unrest, national emergency, revolution, insurrection, epidemic (excluding COVID-19), lock-outs, strikes or other labor disputes (whether or not relating to either party’s workforce), or restraints or delays affecting carriers or inability or delay in obtaining supplies of adequate or suitable materials, materials or telecommunication breakdown or power outage (a “Force Majeure Event”), only if and to the extent that the failure could not have been prevented by reasonable precautions and measures and cannot reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans, disaster recovery, business continuity measures or other means. The Party limited in performing its obligations under this Agreement due to a Force Majeure Event shall: (i) as soon as reasonably practicable after the start of a Force Majeure Event, notify the other Party in writing of the Force Majeure Event, the date on which it started, its likely or potential duration and the effect the Force Majeure Event on its ability to perform any of its obligations under this Agreement and (ii) use reasonable efforts to mitigate the effect of the Force Majeure Event on the performance of its obligations. Notwithstanding the foregoing, if the event in question continues for a continuous period in excess of 90 days, Shopify shall be entitled to give notice in writing to GLBE to terminate all or a portion of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date by their respective duly authorized officers.

SHOPIFY INTERNATIONAL LIMITED	SHOPIFY INC.
By: /s/ Caroline Kilduff Name: Caroline Kilduff Title:	By: /s/ Jeff Hoffmeister Name: Jeff Hoffmeister Title:
GLOBAL-E ONLINE LTD.
By: /s/ Amir Schlachet Name: Amir Schlachet Title: CEO

Exhibit A:

Delivery Milestones

[***]

EXHIBIT B-1

Shopify Partner Fee

[***]

EXHIBIT B-2

[***]

Exhibit C

Minimum Transaction Data Fields Required

All data mentioned in the Shopify order api v.2021-07 - https://shopify.dev/api/admin/rest/reference/orders/order?api%5Bversion%5D=2021-07.

In the event that any of the specified models in the above mentioned API are missing data, Shopify will ensure that those will be populated correctly.

Exhibit D

The following shall apply solely until SP Integration is completed in Section 5.6 of the Agreement.

Onboarding KYC Minimum data required:

●	Merchant Legal Name

●	Incorporation State / Jurisdiction

●	Tax ID (with evidence/supporting documentation if necessary)

●	Storefront URL Business Address

●	Settlement Currency

●	Expected Transactional Volume, Chargeback %, and Refund % (From reporting)

●	Product Catalog (Pricing, Weight, COO, HS6, Gift Card Flags)

●	Warehouse Location

●	Bank Name and Address

●	Bank Contact Information

●	Average Fulfillment Period

●	Rate Card acceptance

●	Regulated Goods Form (if needed)

The parties shall work together to ensure GLBE receives the above information through the integration for onboarding and continued support of the GLBE 1P Offering and the Parties acknowledge and agree that GLBE may reach out to the merchant directly to obtain such information.

EXHIBIT E

Data Security

1.          Programs and Policies

a.
Security Program. GLBE maintains and enforces a security program that addresses the management of security and the security controls employed by GLBE. The security program includes: (i) documented policies that GLBE formally approves, internally publishes, communicates to appropriate personnel and reviews at least annually; (ii) documented, clear assignment of responsibility and authority for security program activities; (iii) policies covering, as applicable, acceptable computer use, Data classification, cryptographic controls, access control, removable media, and remote access; and (iv) regular testing of the key controls, systems and procedures.

b.	Privacy Program. GLBE maintains and enforces a privacy program and related policies that address how Personal Data is collected, used and shared.

2.          Risk and Asset Management

a.	Risk Management. GLBE performs risk assessments and implements and maintains controls for risk identification, analysis, monitoring, reporting, and corrective action.

b.	Asset Management. GLBE maintains and enforces an asset management program that appropriately classifies and controls hardware and software assets throughout their life cycle.

3.          Worker Education

a.	Workers. All GLBE employees, agents, and contractors (collectively “Workers”) acknowledge their Data security and privacy responsibilities under GLBE’s policies.

b.
Worker Controls. For Workers who Process Personal Data, GLBE: (i) implements pre-employment background checks and screening; (ii) conducts security and privacy training; (iii) implements disciplinary processes for violations of Data security or privacy requirements; and (iv) upon termination or applicable role change, promptly removes or updates Worker access rights and requires the return or destruction of Personal Data.

4.          Network and Operations Management

a.
Policies and Procedures. GLBE implements policies and procedures for network and operations management. Such policies and procedures address: hardening, change control, segregation of duties, separation of development and production environments, technical architecture management, network security, virus protection, media controls, protection of Data in transit, Data integrity, encryption, audit logs, and network segregation.

b.	Vulnerability Assessments. GLBE performs periodic vulnerability assessments and network penetration testing on systems and applications that process Personal Data.

5.          Access Control

a.
Access Control. GLBE implements access controls designed to maintain the confidentiality of Personal Data. Such controls include: (i) authorization processes for physical, privileged, and logical access to facilities, systems, networks, wireless networks, operating systems, mobile devices, system utilities, and other locations containing Personal Data; and (ii) granting access only if it is logged, strictly controlled, and needed for a Worker or third party to perform their job function.

b.	Authentication. GLBE authenticates each Worker’s identity through appropriate authentication credentials such as strong passwords, token devices, or biometrics.

6.          Data Security Incident Management and Notification.

a.
Incident Management Program. GLBE implements a Data security incident management program, compliant with Law, that addresses management of Data security incidents including a loss, theft, misuse, unauthorized access, disclosure, or acquisition, destruction or other compromise of Personal Data (“Data Security Incident” or “Incident”).

b.
Incident Notification. Except to the extent necessary to comply with applicable legal, regulatory or law enforcement requirements, GLBE must inform Shopify without unreasonable delay, but in no event more than [***], after it confirms an Incident has occurred in its systems which affects Merchant Customer Personal Data.

c.
Response. GLBE will partner with Shopify to respond to incidents confirmed to impact Merchant Customer Personal Data. Response may include: identifying key partners, investigating the Incident, providing regular updates, and determining notice obligations. Except as may be required by Law, GLBE may not notify Shopify’s affected customers about an Incident without first consulting Shopify.

7.
Security Questionnaire. Upon written request, and no more frequently than annually, GLBE will complete a written Data security questionnaire of reasonable scope and duration regarding GLBE’s business practices and Data technology environment in relation to the processing of customer Data. GLBE’s responses to the security questionnaire will be GLBE Confidential Information.

8.
PCI Compliance. The Services will at all times be provided in a manner consistent with the highest certification level (PCI Level 1) provided by PCI-DSS. GLBE’s certification will be confirmed annually by a qualified security assessor (QSA). GLBE will promptly provide access to documentation evidencing its compliance with PCI-DSS upon request.

EXHIBIT F

Insurance

Insurance Coverage	Policy Limits
Workers' Compensation, including the following coverage:	Statutory limits
Employer’s Liability, including the following coverage:	In accordance with Law, but not less than USD [***] per occurrence
Commercial General Liability including Contractual Liability	At least USD [***] per occurrence and an aggregate limit of USD [***]
Professional Liability/Technology Errors and Omissions insurance, including coverage for professional services, network security, privacy liability, Data recovery & business interruption, regulatory defense & penalties
An aggregate limit of at least USD [***]
Cyber Risk Insurance	An aggregate limit of at least USD [***]

Exhibit G

GLBE Service Level Agreement for the GLBE 1P Offering

1.
API Success Rate SLA. GLBE will provide Success Rate service levels over each one-month period during the Term of the Agreement. GLBE will calculate “Success Rates” on a rolling 30-day basis using the formula below.

((Total Requests – Failed Requests + Excluded Requests) / Total Requests) x 100

“Failed Requests” means a Transaction where the response from GLBE servers does not meet the Success Rate measures in Section 3 below.

“Excluded Requests” means a Failed Request caused by (a) a Force Majeure Event; (b) “Scheduled Downtime” not to exceed [***] period of no more than [***] of downtime per event; (c) Denial of Service attacks; (d) Shopify’s, the Merchant’s website, software, hardware or other equipment; (e) Shopify’s or the Merchant’s failure to comply with its obligations; or

(f) incorrect, incomplete or otherwise missing information provided by Shopify or the Merchant, the consumer or any other third party.

“Total Requests” means the aggregate of all sales order or sales quote Transactions that are [***] or fewer submitted by Shopify over a given time period.

2.
Processing Capacity. If the volume of requests transmitted by Shopify to GLBE exceeds the amount outlined in the Processing Capacity (as set out in the table below), the API Success Rate and API Response Time SLAs are suspended until the transmitted volume is brought back below the Processing Capacity SLA and GLBE, using its commercially reasonable efforts, has repaired any lingering malfunctions introduced to its systems by the high amount of traffic. The Processing Capacity SLA can be modified at any time by the Parties’ mutual agreement in writing. In that event, GLBE shall maintain the Technical Service Levels SLAs for any new Processing Capacity requirements. GLBE reserves the right to rate limit or otherwise throttle requests if the volume of requests transmitted by Shopify to GLBE exceeds the amount outlined in the Processing Capacity.

3.	GLBE Technical Service Level – GLBE tax & duties estimator Success Rate and Response Time Service Level Agreement

Service	Measure	How it’s observed	SLA
GLBE tax & duties estimator	API Success Rate	GLBE to monitor this metric on a rolling 30- day basis and report upon request from Shopify.	[***]
GLBE tax & duties estimator	API Response Time	GLBE to monitor this metric on a rolling 30- day basis and report upon request from Shopify.	[***]
GLBE tax & duties estimator	Maximum Processing Capacity (measured as API requests Per Minute)**	GLBE to monitor this metric on a rolling 30- day basis and report upon request from Shopify.	[***]

*API response time is measured on packet transit time within GLBE’s systems from the last byte into the first byte out of GLBE’s access routers. SLA does not apply if GLBE and Shopify mutually agree to use a third party for a particular market.

**If Shopify requires or expects to require higher processing capacity, Shopify will notify GLBE and the Parties will work together in good faith to develop solutions capable of handling the increased capacity required.

4.	GLBE Technical Service Level – GLBE Payments Service Success Rate, GLBE tax & duties estimator Success Rate and Response Time Service Level Agreement

a.	Shopify can use an alternative duty and tax calculator for duties calculation where GLBE does not respond within [***] including round trip time.

b.	If GLBE fails to provide the service levels set out below, GLBE will provide to Shopify a credit equal to the percentage of the GLBE Revenue Share set out in the table below.

GLBE Payments/Tax & Duties service	Credit
Success Rate [***] and above Response Time under [***] for more than [***] API calls	[***]
Success Rate [***] OR Response Time under [***] for [***] API calls	[***]
Success Rate [***] OR Response Time under [***] API calls	[***]
Success Rate [***] OR Response Time under [***] API calls	[***]
Success rate less than [***] OR Response time under [***] API calls	[***]

5.	Exclusions for Service Credits. Notwithstanding anything to the contrary in the Terms, upon the following occurrences, Shopify will not be eligible for any Service Credits:
a.	Customer’s inability to access any of the Services because Customer has entered its authorization credentials incorrectly;

b.
Customer’s failure to use or access the Service in accordance with the then-current and applicable manual, guide or other documentation, including suspensions as set forth in the Terms (Service Suspension and Disputes); or

c.	Decreased Availability Percentage caused by any of the following:

i.	Customer’s failure to update any applicable connector, Extractor, or Customer or third- party software;

ii.	Any event outside of GLBE’s control, specifically region failure in AWS affecting multiple zones/data centers; or

iii.
Any failure of Customer’s software (other than GLBE Technology), hardware, or Internet service provider, telecommunications carrier or other service provider that provides Customer services necessary to establish Customer’s access to the relevant Service identified in Section 3 above.

Unless otherwise mutually agreed, GLBE will provide Shopify with at least [***] advance notice prior to introducing any Breaking Change to any applicable API. A “Breaking Change” is a change to an API that causes loss of existing functionality unless Shopify updates its implementation of the applicable API.

6.	Tax & Duties Service Accuracy SLA

GLBE service is expected to use accurate and up-to-date taxes and customs duties rates, de minimis thresholds and logic for all the supported jurisdictions in accordance with the terms of the Master Services Agreement between GLBE and Shopify. When new (applicable) tax, duty rates and de minimis thresholds or calculation logic is formally published by a tax/customs authority, GLBE is expected to reflect the changes in its service within the following timeline:

Jurisdictions	Measure	Maximum delay from the later of new taxes, duties or rates coming into force or the date the taxing authority publishes the change
Tier 1 - USA - Canada - UK - EU - Switzerland - Norway - Australia - New Zealand - Japan	Time elapsed between for standard tax or duty rate, de minimis or calculation logic is published and when GLBE updates its tax & duties product service appropriately.	[***]
Tier 2 - Singapore - Brazil - Mexico - India - Chile - Hong Kong - Philippines - South Africa - Malaysia - UAE - Israel	Time elapsed between for standard tax or duty rate, de minimis or calculation logic is published and when GLBE updates its tax & duties product service appropriately.	[***]
Tier 3 Other supported jurisdictions	Time elapsed between for standard tax or duty rate, de minimis or calculation logic is published and then GLBE updates its tax & duties product service appropriately.	[***]

If GLBE fails to update the rates within the above time frame for Tier 1 or Tier 2, that is an unmet Service Accuracy SLA. In the event the aforementioned failure results in actual overcollection of duties, GLBE will refund the excess duties to Merchants who make a complaint to Shopify support.

7.	Incident Response

GLBE and Shopify agree to provide a post mortem report within [***] of the resolution of any material outage affecting GLBE 1P Offering, outlining a summary of the incident, impact, and key learnings to prevent recurrence (“Post Mortem Report” or Root Cause Analysis).

8.	Mutual Technical Support Obligations for Shopify and GLBE

For GLBE 1P offering, GLBE will provide support to Shopify, and Shopify will provide support to GLBE to answer questions about the service and the integration, report errors, or otherwise request support or assistance with respect to the service or integration. GLBE and Shopify will maintain a sufficient number of company support contacts to ensure timely responses to inbound requests from each other per the following issue types:

Severity Level	Description	Acknowledgement	Channel
P0	Critical Error Report – the Service is inoperable and is severely impacting normal business operations	[***]	24/7 ‘Emergency’ email address and real- time chat channel
P1	Major Error Report - the Service is impaired and is severely impacting normal business or development operations	[***]	24/7 ‘Emergency’ email address and real- time chat channel
P2	Minor Error Report - the Service is immaterially adversely affected by the Error	[***]	Partner Support email address
Question	Questions about the service or the integration that are not errors. Question and explanation / verification of landed cost calculation?	[***]	Real-time chat channel and Partner Support email address

All inquiries must be submitted via GLBE's ticketing system where they will be triaged and routed in accordance with the aforementioned entitlement to meet the stated SLA.

9.	Termination for Chronic Outage.

In the event Shopify experiences a Chronic Service Failure with respect to the GLBE 1P Offering, Shopify may terminate the applicable service (as identified in Section 3 above) or the GLBE 1P Offering in writing no later than [***] after the Chronic Service Failure. Shopify will receive a prorated refund for any prepaid, unused fees, provided that GLBE verifies the Chronic Service Failure.

“Chronic Service Failure” means:

i.	Less than [***] API Success Rate over [***];
ii.	Less than [***] API Response Time across [***]; or
iii.	[***] or more instances of unmet Service Accuracy SLA (as set out in Section 6 above) is missed in any [***].

10.	Support SLAs

Mutual Support Obligations for Shopify and GLBE

For GLBE 1P Offering, GLBE will provide support to Shopify, to answer customers enquiries on GLBE’s services, for cases where customer service support is received via Shopify channels and Shopify will provide support to GLBE to answer questions about the specific integration in Shopify’ admin. GLBE and Shopify will maintain a sufficient number of company support contacts to ensure timely responses to inbound requests from each other per the following issue types:

Severity Level	Description	Acknowledgement	Response	Channel
P0	Critical Error report: the service is inoperable and is severely impacting normal business operations	[***]	[***]	To be provided by Shopify
P1	Major Error report: the service is impaired and is severely impacting normal business or development operations	[***]	[***]	To be provided by Shopify
P2	Minor Error Report: the service is immaterially adversely affected by the Error.	[***]	[***]	To be provided by Shopify
Questions	Questions about the service or the integration that are not errors	[***]	[***]	To be provided by Shopify

Means of contact:

Both GLBE and Shopify will mutually provide to each other:

●	A 24/7 ‘911’ channel (e.g. Slack and email address)
●   A partner support via email address, which should be used for P2 issues and questions. It will be staffed during business hours.

Although a real-time chat channel (e.g., Slack) will be the preferred method of communication and mutual troubleshooting for ‘911’ calls, notifications of issues must be sent to the ‘911’ e-mail address and any time period for acknowledgement or resolution shall begin upon receipt of such notifications at such email address.

GLBE 3P offering Customer Support Service Levels

Service	Measure	Level
Measure Level Email Service Level for Customer emails received directly by GLBE from a Customer	(# of Customer email contacts responded to within [***] / # of all Customer email contacts received by GLBE)	[***]
Phone Service Level for customer phone calls received directly by GLBE from a customer	(# of phone contacts answered within [***] / # of all Eligible Phone Contacts received)	[***]
Answer rate	(# of Eligible Phone Contacts answered / # of Eligible Phone Contacts received)	[***]

GLBE will promptly redirect all Merchant contacts requiring Shopify attention to Shopify per agreed policies and procedures.

Service	Measure	Level
Measure Level Email Service Level for Merchant emails received directly by GLBE from a Merchant (Merchant is redirected to Shopify)	(# of Merchant email contacts responded to within [***] / # of all Merchant email contacts received by GLBE)	[***]
When Shopify Support escalates a merchant issue to GLBE for resolution	(# of Shopify Support contacts responded to within [***] following notification by Shopify to GLBE / # of all Shopify Support contacts received by GLBE	[***]

11.
[***]. This operation should occur within minutes of the [***] transaction and never exceed [***] from the time of [***]. In case [***] fails, Shopify will remediate that situation within the above mentioned [***] window utilizing techniques such as retries or crediting via the platform account.

Exhibit H

GLBE 1P Offering Product Performance SLA

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